[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 16, 2019

Via EDGAR and Courier

Sherry Haywood

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Arconic Rolled Products Corporation Draft Registration Statement on Form 10 Filed October 30, 2019 CIK No. 1790982

Dear Ms. Haywood and Ms. Timmons-Pierce:

On behalf of our client, Arconic Rolled Products Corporation (“ARPC”), set forth below is the response of ARPC to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated November 26, 2019, regarding ARPC’s registration statement on Form 10 (the “Registration Statement”), which was confidentially submitted in draft form to the Securities and Exchange Commission on October 30, 2019. In connection with this letter responding to the Staff’s comments, ARPC is publicly filing the Registration Statement on Form 10 (the “Public Filing”) electronically via the EDGAR system on the date hereof. In addition to filing this letter by EDGAR, we are separately furnishing to the Staff two courtesy copies of the Public Filing marked to show the changes made to the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of ARPC. All page references in the response set forth below refer to pages of the Public Filing.

Risk Factors

Arconic Corporation is dependent on a limited number of suppliers...essential to our operations., page 30

1.	We note that you source some materials from a limited number of suppliers. To the extent any of these supply contracts represents a material contract pursuant to Item 601(b)(10) of Regulation S-K, please file such contract as an exhibit to the registration statement.

Response: ARPC has determined that one of its supply contracts represents a material contract pursuant to Item 601(b)(10) of Regulation S-K and has filed this contract as Exhibit 10.3 under Item 15 of the Registration Statement. In accordance with Item 601(b)(10)(iv) of Regulation S-K, certain identified information has been excluded from the exhibit because it both (i) is not material and (ii) would be competitively harmful if publicly disclosed. The redacted confidential portions of the exhibit are marked by [***].

U.S. Securities and Exchange Commission

December 16, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 85

2.	Please revise the disclosures related to your results of operations to quantify the impact of the factors that you identify as impacting sales and operating results during each period presented, including the impact of changes in price and volume on combined sales and segment sales and the impact of the factors that resulted in negative trends in combined gross profit margins and segment operating profit margins.

Response: ARPC advises the Staff that it provides three levels of integrated discussion to explain changes in the results of operations. First, ARPC provides a summary (e.g., first two paragraphs under “Earnings Summary” on page 85 of the Public Filing) of the most significant reasons for the changes in ARPC’s results of operations at the beginning of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement. Second, following the summary, ARPC provides further detail and insight into the various changes on a line item-by-line item basis for the combined entity (e.g., pages 85 through 87 under “Earnings Summary” of the Public Filing). In this second level, ARPC explains the reasons for the changes and discusses any additional factors that are significant to the specific line item, even if not material to ARPC’s results of operations as a whole. Third, ARPC supplements the second level with a detailed discussion of the changes as they relate to each of its reportable segments that comprise the combined entity (e.g., pages 88 through 90 under “Segment Information” of the Public Filing).

Where practicable, ARPC provides quantitative disclosure of factors it believes to be material that impact ARPC’s results of operations when the information is reasonably available and reasonably precise. Quantification is typically provided in the second and third levels of discussion. For example, amounts related to last-in first-out inventory accounting adjustments, restructuring charges, gains on asset sales, and discrete income tax items are included in the discussion of ARPC’s results of operations in the Registration Statement. However, quantifying the impact of certain other factors such as product mix, pricing levels, individual input costs, or overall market fluctuations is inherently less precise due to the assumptions involved in quantifying these items in isolation. ARPC’s disclosures for these items explain qualitative trends to aid in understanding the underlying financial information provided. In each of the three levels of discussion, ARPC lists the factors (increases or decreases) that impact ARPC’s results of operations in order of magnitude, beginning with the most significant, when providing such explanation in the Registration Statement.

In future filings, ARPC will continue to review the disclosures to determine if any additional factors that are material can be practicably quantified, and, if so, ARPC will provide the appropriate additional disclosure during each period presented.

U.S. Securities and Exchange Commission

December 16, 2019

Liquidity and Capital Resources, page 91

3.	We note your disclosure that ‘[C]certain of Arconic Corporation’s accounts payable are settled, at the vendor’s request, before the scheduled payment date; these settlements were reflected as a component of Parent Company net investment in Arconic Corporation’s Combined Financial Statements.” Please explain why these settlements were reflected as a component of Parent Company net investment and how these amounts relate to the amount you disclose on page F-10 that is included in your outstanding accounts payable balance.

Response: As ARPC consummates purchases from the vendors who have elected to participate in one of ParentCo’s accounts payable settlement arrangements, ARPC immediately settles the payables with ParentCo for the full amount (i.e., there is no recognized gain or discounting reflected in ARPC’s Combined Financial Statements). As virtually all cash generated by and necessary to support ARPC’s operations is held by ParentCo, this settlement occurs by increasing ParentCo’s equity in ARPC (i.e., Parent Company net investment). At this point, ParentCo has assumed the obligation to extinguish this liability with the third-party intermediary at a future time. Consequently, ARPC no longer reflects these accounts payables as outstanding on its combined balance sheet. The amounts disclosed ($1 million and $2 million as of December 31, 2018 and 2017) on page F-10 of the Public Filing represent the accounts payables removed from ARPC’s combined balance sheet that have yet to be paid to the third-party intermediaries by ParentCo. To provide further clarity, the disclosure on page F-10 of the Public Filing has been revised and provided as follows for the Staff’s convenience (additions are underscored and deletions are indicated by strike-outs):

ParentCo participates in several accounts payable settlement arrangements with certain vendors and third-party intermediaries. These arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date and ParentCo makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. In connection with these arrangements, certain of Arconic Corporation’s accounts payable are settled, at the vendor’s request, before the scheduled payment date; these settlements are reflected as a component of Parent Company net investment on the accompanying Combined Balance Sheet. As of December 31, 2018 and 2017, the amount of Arconic Corporation’s ~~outstanding~~ accounts payables settled under such arrangements that have yet to be extinguished between ParentCo and third-party intermediaries was $1 and $2, respectively.

U.S. Securities and Exchange Commission

December 16, 2019

Financial Statements

Combined Balance Sheet, page F-5

4.	To the extent that the planned dividend to ParentCo will result in a material reduction to historical equity, please include a pro forma balance sheet, presented alongside your most recent historical balance sheet, to give effect to the change in your historical capitalization that will negatively impact investors.

Response: ARPC acknowledges the Staff’s comment and confirms that it is aware of the requirements to provide a pro forma balance sheet alongside the most recent historical balance sheet to reflect the planned dividend to ParentCo. Such update will be included in a subsequent amendment to the Registration Statement once ARPC determines the amount of third-party indebtedness it expects to incur, as the planned dividend is contingent on this information.

A. The Proposed Separation and Basis of Presentation

Cash management, page F-10

5.	Please provide an analysis of the intercompany account with ParentCo as well as the average balance due to ParentCo during each period presented. The analysis of the intercompany account may take the form of a listing of transactions (e.g., the allocation of costs, intercompany purchases, and cash transfers between entities) during each period presented, reconciled to the intercompany account reflected in the combined financial statements. Refer to SAB Topic 1.B.1 question 4.

Response: ARPC notes the disclosure requirements of SAB Topic 1.B.1 question 4 apply to situations in which a subsidiary’s financial statements do not include a charge for interest on intercompany debt. While ARPC’s Combined Financial Statements do not include a charge specifically characterized in this manner, each of the three years presented in ARPC’s Combined Financial Statements do include a charge for the allocation (see page F-9 of the Public Filing) of a portion of all ParentCo’s consolidated interest expense (please note, virtually all ParentCo’s debt (e.g., approximately $6 billion as of December 31, 2018) in each of the periods presented was not specifically related to any of its operations, including ARPC). This allocation, at a minimum, can reasonably be viewed as a charge to ARPC from ParentCo for interest on intercompany debt. Including a specific charge for interest on intercompany debt incremental to the allocation of ParentCo’s consolidated interest expense would be duplicative resulting in ARPC’s Combined Financial Statements reflecting costs that exceed those of doing business. This would conflict with the overall objective of SAB Topic 1.B for the financial statements of subsidiaries, divisions or lesser business components of another entity to reflect the costs of doing business. Accordingly, as ARPC’s Combined Financial Statements do include a charge for interest related to ParentCo’s debt and, therefore, reflect an appropriate cost of doing business, ARPC does not believe the disclosure requirements of SAB Topic 1.B.1 question 4 are applicable to its Combined Financial Statements.

U.S. Securities and Exchange Commission

December 16, 2019

6.	Please clarify how the sale of receivables to ParentCo are reflected in the combined statements of cash flows and explain to us your consideration of the provisions of ASU 2016-15. In this regard, we note the impact of ASU 2016-15 on Arconic Inc’s historical financial statements.

Response: ARPC concluded that (i) transfers of its customer receivables to ParentCo qualify as sales transactions under ASC 860-20 and (ii) it does not maintain a beneficial interest in such receivables. As a result, ARPC determined that consideration of the provisions of ASU 2016-15, which is applicable to beneficial interests in securitization transactions, was not appropriate for purposes of its statement of combined cash flows. Accordingly, these direct sales are reflected as cash inflows within the operating activities section of ARPC’s statement of combined cash flows, in the same manner as cash received directly from third-party customers for the collection of outstanding receivables.

The support for the above conclusion was based on the following fact pattern. As ARPC consummates sales to third-party customers, ParentCo identifies the related customer receivables to be included under the arrangement and immediately settles the receivables with ARPC for the full amount (i.e., there is no recognized loss or discounting reflected in ARPC’s Combined Financial Statements). This settlement occurs by means of an outright sale of the receivables to ParentCo’s bankruptcy-remote special-purpose entity from ARPC. At the time of this sale, ARPC does not maintain (i) a beneficial interest in the customer receivables, (ii) a right to collect cash from the third-party customers or (iii) any other form of continuing involvement. Additionally, ParentCo is the economic beneficiary of the transfers between it and ARPC as the transferred customer receivables provide the assets necessary to satisfy ParentCo’s obligations under the arrangement with the financial institutions. Further, the bankruptcy-remote special-purpose entity is not included in ARPC’s Combined Financial Statements. In conclusion, the sales of customer receivables to ParentCo from ARPC do not represent a securitization of customer receivables with a beneficial interest.

Conversely, Arconic Inc.’s historical consolidated financial statements reflect the provisions of ASU 2016-15 as it maintains a beneficial interest in the customer receivables through the bankruptcy-remote special-purpose entity, which is a consolidated subsidiary of Arconic Inc.

R. Acquisitions and Divestitures, page F-38

7.	Please more fully explain to us how you determined it was appropriate to separately account for the sale of the rolling mill and cast house, specifically address any dependence or interrelationship of these facilities. Please also more fully explain to us how you determined the allocation of the consideration you received to each facility.

Response: ARPC advises the Staff that an aluminum rolling mill and cast house can be operated either on an integrated basis or completely independent of each other. In the case of ARPC’s Texarkana plant, the entire facility had been idle since late 2009 until ARPC restarted the cast house in early 2016 to meet demand for aluminum slab while the rolling mill remained idle (through the divestiture date of October 31, 2018). The rolling mill and cast house are two separate structures located adjacent to one another at the Texarkana plant.

U.S. Securities and Exchange Commission

December 16, 2019

ARPC’s determination that it was appropriate to separately account for the sale of the rolling mill and cast house was based on the accounting conclusion reached related to the leaseback provision in the sale agreement. As disclosed on page F-38 of the Public Filing, the sale agreement provided that ARPC would lease the cast house for the 18-month period subsequent to the sale closing date during which ARPC would continue to produce aluminum slab. Accordingly, ARPC analyzed the lease accounting guidance within ASC 840 as it did not early adopt the lease accounting guidance within ASC 842. Specifically, ARPC evaluated the criteria in ASC 840-40-25-9 and concluded that the leaseback did not qualify for sale-leaseback accounting due to the existence of continuing involvement in the form of collateral (i.e., prepaid rent reflected in the reduced sale price). Instead, ARPC determined the leaseback should be accounted for as a financing transaction under ASC 360-20. This accounting conclusion in conjunction with the fact that the rolling mill and cast house are physically separate structures and can be operated independent of one another fully supports ARPC’s conclusion to separately account for the assets. Consequently, ARPC maintained the carrying value of the cast house on its combined balance sheet and deferred the portion of the gain related to the cast house.

The allocation of consideration received to each facility was based on the estimated fair values of the assets, which were derived as follows. In April 2016, ARPC acquired the rolling mill and cast house from a third-party, which had owned these assets, as well as leased them to ARPC, since December 2003. In conjunction with the April 2016 acquisition, ARPC engaged third-party valuation experts to assist it in estimating the fair value of the rolling mill and cast house. For the October 2018 transaction, ARPC utilized the valuation from April 2016 as a starting point to update the estimated fair value of the assets. ARPC performed a detailed review of its earlier inputs, assumptions, and judgments, as well as consideration of appropriate business, market, and economic factors, and concluded that there had been no material change in the relative fair value of each asset. Accordingly, the consideration received related to the October 2018 transaction was allocated to each facility based on the proportion of the respective fair value for each of the rolling mill and cast house to the aggregate fair value (the $5 million of contingent consideration was entirely associated with and fully allocated to the rolling mill).

U.S. Securities and Exchange Commission

December 16, 2019

General

8.	We note that the distribution is conditioned upon ParentCo’s receipt of a tax opinion. Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution and whether ParentCo has any current intention to waive the tax opinion as a condition to the spin-off.

Response: ParentCo anticipates receiving the tax opinion after the effectiveness of the Registration Statement and on or prior to the distribution date. ARPC does not intend to notify ParentCo shareholders if the tax opinion is received, as expected. ParentCo does not have any current intention to waive the tax opinion as a condition to the spin-off. Although ParentCo does not have any such current intention, the Registration Statement, under the heading “Material U.S. Federal Income Tax Consequences,” describes U.S. federal income tax consequences of the distribution to ParentCo’s shareholders, including consequences where the transaction is not tax-free to ParentCo’s shareholders. Accordingly, ARPC believes that shareholders will be appropriately informed of the consequences of any possible waiver of this requirement at the time of the effectiveness of the Registration Statement. Additionally, if ParentCo were to waive such requirement, ParentCo would communicate such waiver to its shareholders in a manner reasonably calculated (e.g., press release, current report on Form 8-K, and/or a supplement to the information statement) to inform them about the modification. Further, in response to the Staff’s comment, the disclosure on pages 4 and 53 of the Public Filing has been revised.

* * * * * *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1128 or KLCain@wlrk.com, or my colleague Mark A. Stagliano at (212) 403-1060 or MAStagliano@wlrk.com.

Very truly yours,

/s/ Karessa L. Cain
Karessa L. Cain

cc:	Katherine H. Ramundo, Arconic Inc. Margaret Lam, Arconic Inc. Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz